Exhibit 4.5

HIBERNIA CORPORATION

EXECUTIVE COMPENSATION COMMITTEE

Approval of Resolutions Regarding Long-Term Incentive Plan

LONG-TERM INCENTIVE PLAN

Whereas, Hibernia Corporation (the “Company”) maintains the Hibernia Corporation Long-Term Incentive Plan, which plan was first approved by the shareholders of the Company on September 23, 1992 (as amended, the “Plan”);

Whereas, the Company has entered into that certain Agreement and Plan of Merger dated as of March 6, 2005 (the “Merger Agreement”) by and between the Company and Capital One Financial Corporation (“Capital One”), pursuant to which the Company has agreed to merge with and into Capital One (the “Merger”);

Whereas, the Company and Capital One expect the Merger to be effective September 1, 2005 (such date, or such later date on which the Merger becomes effective, being the “Effective Time”); and

Whereas, this Executive Compensation Committee has determined that certain actions must be taken to address the Merger and the transactions contemplated thereby and section 11 of the Plan contemplates such actions;

Now, Therefore, Be It Resolved, that the consummation of the Merger shall be deemed to constitute a “change of control” within the meaning of sections 2(c) and 13 of the Plan, affording participants therein the rights and benefits permitted under section 13; and

Further Resolved, that on and after the Effective Time, references to Common Stock contained in the Plan or any grant or award thereunder shall be deemed to refer to $0.01 par value per share common stock issued by Capital One (“Capital One Stock”); and

Further Resolved, that, in accordance with section 12 of the Plan, the number of shares of Common Stock subject to a stock option granted under the Plan outstanding as of the Effective Time shall be converted to an option to purchase the number of shares of Capital One Stock, on the same terms and conditions as applied immediately prior to such time, determined as the product, rounded down to the nearest whole share, of (a) the number of shares of Common Stock issuable upon the exercise of such stock option immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio (as defined in the Merger Agreement). The per share exercise price thereof shall equal the result, rounded up to the nearest whole penny, obtained by dividing (x) the per share exercise price of each such stock option immediately prior to the Effective Time, by (ii) such Exchange Ratio; and

Further Resolved, that the number of shares of Common Stock issuable upon the vesting of a restricted stock award granted under the Plan outstanding as of the Effective Time shall be converted into a unit issuable for the number of shares of Capital One Stock, on the same terms and conditions as applied immediately prior to such time, determined as the product, rounded down to the nearest whole share, of (a) the number of shares of restricted stock issuable immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio; and

Further Resolved, that no additional awards shall be granted or awarded under the Plan; and

Further Resolved, that the appropriate officers of this Company are hereby authorized, empowered and directed to take any and all actions, to prepare, execute and file such documents, to enter into such agreements with such persons, and to take any and all other actions which they, in their sole discretion, shall deem necessary or advisable in order to accomplish the purposes and intents of the foregoing resolutions; and

Further Resolved, that all actions heretofore taken by the officers of the Company with respect to the Plan that would have been authorized by these resolutions, if taken after their adoption, are hereby ratified and confirmed.

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